UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                           AVALON HOLDINGS CORPORATION
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    05343P109
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            Raffles Associates, L.P.
                         450 Fashion Avenue, Suite 509.
                               New York, NY 10123
                                 (212) 760-2321

                                  June 17, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 05343P109               SCHEDULE 13D                 Page 2 of 6 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Raffles Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        160,800 shares of Class A Common Stock.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               160,800 shares of Class A Common Stock.
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      160,800 shares of Class A Common Stock.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.05%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to the Common Stock, $.01 par value per share (the "Class A Common Stock"), of Avalon Holdings Corporation, an Ohio corporation (the "Issuer"). The Issuer maintains its principal executive office at One American Way, Warren, OH 44484-5555.

Item 2. Identity and Background.

      (a) This statement is filed by Raffles Associates, L.P., a Delaware limited partnership (the "Raffles Partnership"), with respect to shares of the Issuer's Class A Common Stock held by it. The general partner of the Raffles Parnership is Mr. Paul H. O'Leary.

      (b) The business address of both the Raffles Partnership and Mr. O'Leary is located at 450 Fashion Avenue, Suite 509, New York, NY 10123.

      (c) The principal business of both the Raffles Partnership and Paul H. O'Leary is securities investment.

      (d) During the past five years, neither the Raffles Partnership nor Mr. O'Leary has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither the Raffles Partnership nor Mr. O'Leary has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

      (f) Mr. O'Leary is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      The Raffles Partnership directly owns 160,800 shares of the Issuer's Class A Common Stock for which it paid $642,649 from its working capital.

Item 4. Purpose of Transaction.

      The Raffles Partnership has acquired its shares of the Issuer's Class A Common Stock for investment. The Raffles Partnership has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer;

(c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer;
(f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Class A Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Raffles Partnership, however, reserves the right, at a later date, to effect one or more of such changes or transactions.

      We believe that the public market value of the Issuer's Class A Common Stock, which currently trades at levels below the amount of liquid assets and tangible book value per share, is significantly undervalued and does not adequately reflect the value the Issuer's underlying business and assets. The Raffles Partnership has been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value including, but not limited to, the execution of a share buy-back program and/or a return of capital distribution to shareholders. The Raffles Partnership may also seek to pursue discussions with various persons relating to the composition, independence and functioning of the Issuer's Board of Directors.

      Although the Raffles Partnership has no present plans to purchase additional shares of the Issuer's Class A Common Stock or sell any of their shares of the Issuer's Class A Common Stock, it may seek to purchase additional shares of the Issuer's Class A Common Stock or sell some or all of its shares of the Issuer's Class A Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with its best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

      The Raffles Partnership further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

      (a) The number of shares of the Issuer's Class A Common Stock and the percentage of the outstanding shares (based upon 3,185,240 shares of Class A Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002) directly beneficially owned by the Reporting Person is as follows:

                                                                 Percentage of
Name                                   Number of Shares       Outstanding Shares
----                                   ----------------       ------------------

The Raffles Partnership                     160,800                  5.05%

      (b) The Raffles Partnership has sole power to vote and sole power to dispose or to direct the disposition of 160,800 shares of the Issuer's Class A Common Stock.

      (c) See Appendix 1 annexed hereto.

      (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Class A Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Class A Common Stock constituting more than 5% of the class of the Issuer's Class A Common Stock.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Paul H. O'Leary may be deemed to have beneficial ownership and control of the shares of the Issuer's Class A Common Stock held by the Raffles Partnership by virtue of his serving as the general partner of such entity. Mr. O'Leary disclaims beneficial ownership of a portion of the shares of the Issuer's Class A Common Stock held by the Raffles Partnership.

      Other than as set forth above, the Raffles Partnership has no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer's Class A Common Stock.

Item 7. Material to be Filed as Exhibits.

      None

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2002

                                        RAFFLES ASSOCIATES, L.P.


                                        By: /s/ Paul H. O' Leary
                                            ------------------------------------
                                            Paul H. O'Leary, General partner

                                                                      APPENDIX 1

                   TRANSACTIONS IN AVALON HOLDINGS CORPORATION
                         CLASS A COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

      All transactions were open market purchases and the commissions are included in the price of the shares.

1. Raffles Associates, L.P.

                         No. of
      Trade              Shares            Price Per             Cost of
       Date            Purchased             Share              Purchases
       ----            ---------             -----              ---------

     6/14/02             1,500               $2.69              $4,035.00
     6/17/02             3,200               $2.64              $8,463.00